5/30/14

SECURI 14041033 ION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 35643 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/01/2013 (MM/DD/YY) AND ENDING 3/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Houlihan Lokey Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10250 Constellation Blvd.; 5th Floor
(No. and Street)

| Los Angeles | California | 90067 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John G. Mavredakis (310) 553-8871
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 717 N. Harwood, Suite 3100 | Dallas | Texas | 75201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/4/14

# OATH OR AFFIRMATION

I, John G. Mavredakis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Houlihan Lokey Capital, Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

(See attached CA Jurat)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HOULIHAN LOKEY CAPITAL, INC.
(SEC I.D. No. 8-35643)

Statement of Financial Condition

March 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a 5(e)(3) as a **PUBLIC DOCUMENT**.

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of May, 2014, by
(1) John G. Mavredakis,
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and
(2) ____________________,
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ____________________ Signature of Notary Public

S. BRADLEY
Commission # 1993706
Notary Public - California
Los Angeles County
My Comm. Expires Nov 8, 2016

Place Notary Seal Above

### OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

# Report of Independent Registered Public Accounting Firm

The Stockholder
Houlihan Lokey Capital, Inc.:

We have audited the accompanying statement of financial condition of Houlihan Lokey Capital, Inc. as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

### *Opinion*

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Houlihan Lokey Capital, Inc. as of March 31, 2014, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas
May 27, 2014

**HOULIHAN LOKEY CAPITAL, INC.**
(SEC I.D. No. 8-35643)

Statement of Financial Condition

March 31, 2014

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 50,898,750 |
| Accounts receivable, net of allowance for doubtful accounts of $1,243,483 (note 4) | | 22,732,256 |
| Unbilled work in process, net of allowance for doubtful accounts of $1,170,435 (note 4) | | 23,753,293 |
| Receivable from affiliates (note 3) | | 129,798,206 |
| Deferred income tax assets (note 6) | | 39,080,655 |
| Property and equipment – at cost, net of accumulated depreciation of $232,090 | | 118,165 |
| Other assets | | 975,350 |
| Total assets | $ | 267,356,675 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 2,642,577 |
| Deferred income | | 3,231,956 |
| Total liabilities | | 5,874,533 |
| Commitments and contingencies (note 5) | | |
| Stockholder's equity: | | |
| Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares | | 10 |
| Additional paid-in capital | | 49,171,518 |
| Retained earnings | | 212,310,614 |
| Total stockholder's equity | | 261,482,142 |
| Total liabilities and stockholder's equity | $ | 267,356,675 |

See accompanying notes to statement of financial condition.

## (1) Organization and Description of Business

***Nature of Operations***

Houlihan Lokey Capital, Inc. (the Company) is a California corporation registered as a broker-dealer under Section 15(b) of the Securities Exchange Act. The Company is a wholly owned subsidiary of Houlihan Lokey, Inc., a California corporation (the Parent). The Parent has two other wholly owned subsidiaries: Houlihan Lokey Financial Advisors, Inc., which is a corporation registered as an investment advisor under the Investment Advisers Act of 1940, and Houlihan Lokey (Europe) Ltd., which is a corporation regulated by the Financial Services Authority in the United Kingdom. The Parent is a wholly owned subsidiary of Fram Holdings Inc., a Delaware corporation, which is, in turn, a majority-owned subsidiary of ORIX USA Corporation (OUC), a Delaware corporation.

The Company offers financial services and financial advice to a broad clientele located throughout the United States of America, Europe, and Canada. The Company has offices in Los Angeles, San Francisco, Newport Beach, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas, Atlanta, and Miami. Together, the Company, its Parent, and the Parent's other subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

1. Corporate finance, mergers & acquisitions, and capital markets
2. Financial restructuring

The Company exclusively concentrates its efforts toward the earning of professional fees. The Company does not handle customer investment accounts.

## (2) Significant Accounting Policies

### *(a) Basis of Presentation*

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

### *(b) Use of Estimates*

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, and foreign currency have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Significant items subject

to such estimates and assumptions include the allowance for doubtful accounts; income tax uncertainties; and other contingencies.

***(c) Cash and Cash Equivalents***

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Management monitors activity in these accounts to prevent a risk of loss. To date, the Company has not experienced any losses in its cash accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Although not classified as cash and cash equivalents, the Company's receivable from affiliates (note 3) generally arises from the transfer of available cash from the Company to the Parent. The receivable is due on demand and is considered fully collectible.

***(d) Accounts Receivable***

The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience and review of outstanding receivables.

***(e) Revenue Recognition, Unbilled Work in Process, and Deferred Income***

Revenues consist primarily of professional service fees, reimbursed out-of-pocket expenses, and interest income earned on related-party balances outstanding (note 3).

The Company and its clients enter into agreements that outline the general terms and conditions of the specific engagements. The Company performs professional services in accordance with the engagement terms on both a fixed and contingent fee basis.

Revenue is recognized when earned and realizable. The recognition of revenues under contingent fee contracts depends on whether the revenues relate to monthly retainers or success fees. Monthly retainers are recognized on a monthly basis. Success fees are recognized only upon substantial completion of the conditions stipulated by the engagement agreement. In some cases, approval of the Company's fees is required from the courts or other regulatory authority; in these circumstances, the recognition of revenue is often deferred until approval is granted; however, if the fee that is going to be collected from the client is fixed and determinable, and the collectibility of the fee is reasonably assured, there are instances when revenue recognition prior to such approval is appropriate.

In those instances when the revenue recognized on a specific engagement exceeds both the amounts billed and the amounts collected, unbilled work in process is recorded. Billed receivables are recorded as accounts receivable in the statement of financial condition. Deferred income results when cash is received in advance of dates when revenues are recognized.



(Continued)

*(f)* ***Property and Equipment***

Expenditures for property and equipment and for renewals and improvements that extend the originally estimated economic lives of assets are capitalized. Expenditures for maintenance, repairs, and other renewals of items are expensed. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is recognized currently.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

*(g)* ***Income Taxes***

OUC and its subsidiaries, including the Company, file consolidated federal income tax returns and separate returns in state and local jurisdictions. The Company reports income tax expense as if it filed separate returns in all jurisdictions. Income taxes receivable from OUC or payable to OUC on the Company's behalf are offset against receivable from affiliates on the statement of financial condition.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

*(h)* ***Fair Value of Financial Instruments***

The following disclosure includes the estimated fair value of financial instruments, which have been determined by the Company using available market information and valuation methodologies described below.

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, describes three levels of inputs that may be used to measure fair value, and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies, or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.

The carrying value of cash and cash equivalents, accounts receivable, unbilled work in process, receivables from affiliates, accounts payable, accrued expenses, and deferred income approximates fair value due to the short maturity of these instruments.

*(i)* ***Subsequent Events***

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2014 through May 27, 2014 for potential recognition and disclosure in the statement of financial condition.

## (3) Related-Party Transactions

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Parent and its affiliates pay for all expenses of the Company and are reimbursed for such payments by the Company. The Company is also allocated a portion of the Parent and affiliates' operating expenses, such as employee compensation, depreciation, rent, and other costs based on the full-time equivalent employee schedule then in effect. The receivable from affiliates generally arises from cumulative cash transferred by the Company to the Parent. Intercompany charges and reimbursements are generally settled through the receivable from affiliates account. The receivable from affiliates is due on demand and bears interest at the prevailing prime interest rate; such rate was 3.25% at March 31, 2014.

## (4) Allowance for Uncollectible Accounts

| | | Accounts receivable | Unbilled work in process |
|---|---|---|---|
| Balance – beginning of year | $ | 1,412,469 | 1,751,920 |
| Provision for bad debt | | (133,550) | (581,485) |
| Other | | (35,436) | — |
| Balance – end of year | $ | 1,243,483 | 1,170,435 |

## (5) Commitments and Contingencies

The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions is not likely to have a material effect on the financial position of the Company.



(Continued)

## (6) Income Taxes

The major components of net deferred income taxes are as follows at March 31, 2014:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Deferred compensation | $ | 44,398,627 |
| Accrued expenses | | 2,760,204 |
| Provision for bad debt | | 1,003,707 |
| Total deferred tax assets | | 48,162,538 |
| Deferred tax liabilities: | | |
| Work in process | | (9,081,883) |
| Total deferred tax liabilities | | (9,081,883) |
| Net deferred tax assets | $ | 39,080,655 |

The Company has not established a valuation allowance against the deferred tax assets, as it has been determined that it is more likely than not that the assets will be realized.

The Company utilized a comprehensive model to recognize, measure, present, and disclose in its financial statement any uncertain tax positions that have been taken or are expected to be taken on a tax return. The impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Also, interest expense is recognized on the full amount of deferred benefits for uncertain tax positions. As of March 31, 2014, the Company has no recorded liabilities for interest and penalties related to uncertain tax positions.

The Company files as a member of the OUC consolidated federal income tax group. As of March 31, 2014, all of the federal income tax returns the Company has filed since 2009 are still subject to adjustment upon audit. The Company also files combined and separate income tax returns in many states, and these combined returns remain open for adjustments to the Company's federal income tax returns. The Company does not have any liabilities associated with these years and there is no change expected in the Company's unrecognized tax benefits associated with federal audits in the next 12 months. As of March 31, 2014, the Company had no unrecognized tax benefits and there were no changes to the unrecognized tax benefits during the year ended March 31, 2014.



(Continued)

**(7) Reserve Requirements for Brokers or Dealers**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds, and delivers all customer securities received to the clearing broker or dealer, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

**(8) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At March 31, 2014, the Company had net capital of $48,256,173, which was $48,006,173 in excess of its required net capital of $250,000.

KPMG

**KPMG LLP**
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

## Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Stockholder
Houlihan Lokey Capital, Inc.:

In planning and performing our audit of the financial statements of Houlihan Lokey Capital, Inc. (the Company), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Dallas, Texas
May 27, 2014